1 Himalaya Shipping – Q3 2023 results presentation 15 November 2023

2 Forward looking statements This results presentation and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, contracts to acquire newbuilding vessels and associated financing agreements, statements about the benefits of our vessels, including the ability to bunker with LNG, LSFO, or HSFO, the terms of our charters, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, including trends in the global fleet, expected demand for and offer of vessels and utilization of the global fleet and our fleet, fleet growth, new orderings, the impact of an aging global fleet, expected trends regarding steel demand, expected limited supply growth of dry bulk vessels, expectations on demand, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to: general economic, political and business conditions; general dry bulk market conditions, including fluctuations in charter hire rates and vessel values; our ability to complete the purchase of the vessels we have agreed to acquire and on schedule; our ability to meet the conditions and covenants in our financing agreements; changes in demand in the dry bulk shipping industry, including the market for our vessels; changes in the supply of dry bulk vessels; our ability to successfully employ our dry bulk vessels and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs; changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations; potential disruption of shipping routes due to accidents or political events; our ability to procure or have access to financing and to refinance our debt as it falls due; our continued borrowing availability under our sale and leaseback agreements in connection with our vessels and compliance with the financial covenants therein; fluctuations in foreign currency exchange rates; potential conflicts of interest involving members of our board and management and our significant shareholder; our ability to pay dividends; risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the performance of our vessels; other factors that may affect our financial condition, liquidity and results of operations; and other risks described under “Risk Factors” in our registration statement on Form F-1/A filed with the U.S. Securities and Exchange Commission on March 30, 2023. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

3 Highlights Q3 2023 Highlights: • Successful delivery and commencement of operations of an additional two Newcastlemax dual fuel newbuildings. • All delivered vessels generated total operating revenues of $10.2 million, an average time charter equivalent earnings of approximately US$22,300/day, gross. • EBITDA of $6.1 million for the quarter ended September 30, 2023. • Final instalments for the two delivered vessels were financed by sale and leaseback facilities provided by wholly-owned subsidiaries of CCB Financial Leasing Co. Ltd. (“CCBFL”) totalling $98.6 million. • Instalment payments on three newbuilding vessels totalling $20.7 million financed by pre-delivery financing with CCBFL. • Completed LNG bunkering of “Mount Norefjell” and “Mount Matterhorn” in July 2023. Subsequent events: • Secured time charter agreements for three vessels for 24 months' time charters with an evergreen structure commencing in the first half of 2024. These vessels will earn an index-linked rate plus premium plus scrubber benefits. • Extended time charter for six vessels by an additional year, until the end of 2026.

4 Key Financials Q3 2023 Income statement Comments Q3 2023US$ millions, except per share data 10.2 Operating revenues (3.0)Vessel operating expenses (0.2) Voyage expenses and commission (0.9) General and administrative expenses (3.2) Depreciation and amortization (7.3) Total operating expenses 2.9Operating profit (5.0) Interest expense (0.1) Other financial items (4.9) Total financial expense, net -Tax expense (2.0) Net loss (0.05)Loss per share • Operating revenues of $10.2 million on six vessels. Average time charter equivalent earnings of approx. US$22,300/day, gross. • Vessel operating expenses of $3.0 million. Average vessel operating expenses of approx. $6,300 per day per vessel. • General and administrative expenses of $0.9 million, including $0.1 million in share-based compensation, $0.2 million in management fees, and $0.2 million of D&O insurance. • Interest expense of $5.0 million on the sale & leaseback financing net of interest capitalized. • EBITDA of $6.1 million • Operating profit of $2.9 million • Net loss of $2.0 million

5 Key Financials Q3 2023 Balance Sheet Summary Comments June 30, 2023September 30, 2023US$ millions 459.8560.4Total assets 134.4132.6Total equity 24.212.8Cash and cash equivalents 286.8432.3Vessels and equipment 143.6108.8Newbuildings 305.9421.9Short-term and long-term debt • Net cash generated by operating activities of $1.6 million. • Net cash used in investing activities was $127.6 million, primarily consisting of $103.1 million for the final installment payments for the two vessels delivered, and $20.7 million for installment payments on the newbuilding vessels under construction • Net cash provided by financing activities of $114.5 million from drawdown on sale & leaseback financing of $98.6 on delivery of vessels and pre-delivery financing of $20.7 million on newbuilding installments; • Vessels and equipment increased as a result of delivery of two vessels. • End-Oct cash position of $15.1 million. • Total remaining shipyard capex (inc scrubbers) of $331.5 million. Current committed sale lease-back financing of $316.2 million. • $15 million available to draw-down under the RCF with Drew Holdings Ltd.

6 6 Jan-Sep yoy change in tonne-miles by segment and commodity Million tonne-miles Strong growth in dry bulk demand Source: AXSDry, Arrow

7 Capesize market fundamentals should see more support going forward Iron ore port stocks in China Fixed asset investment growth in China Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) Chinese bauxite imports Chinese demand - iron ore restocking need, strong bauxite demand and some more monetary support

8 A significant reduction in Capesize congestion has put pressure on freight rates Congestion YTD. 2023 Average speed YTD. 2023 Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) Decreases in speed have not been enough to counterweight the drop in congestion

9 Utilization vs. stationary fleet Capesize freight rates have been very sensitive to a drop in congestion IF stationary fleet in Q3.23=Q2.23, then Capesize freight rates would theoretically be 50% higher and average at 19.000 $/day, instead of 12.500 $/day. IF stationary fleet in Q3.23=Q3.22, then Capesize freight rates would theoretically be 90% higher and average at 24.000 $/day, instead of 12.500 $/day. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/)

10 The investment case

11 0 50 100 150 200 250 300 350 1995 1998 2001 2004 2007 2010 2013 2016 2019 2022 Ac tiv e Sh ip ya rd s, T ot al No. Active Shipyards, Global 20,000+ dwt The right timing 25 year low orderbook at 5% Significant reduction in yard capacity Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) (59%) 118 5 0 20 40 60 80 100 120 140 1996 1999 2002 2005 2008 2011 2014 2017 2020 2023 Capesize orderbook % of fleet

12 Vessels built post-2016 unaffected by 20303 Vessels built between 2009 and 20153Vessels built before 20093 680 ships – 33%1,072 ships – 52%313 ships – 15% The right timing 1. Capesize including sub-categories Newcastlemax and VLOC 2. Capesize fleet defined as all vessels delivered since 1996 until year-end 2022. 3. Non-compliant illustrated by vessels delivered before 2008, facing non-compliance illustrated by vessels delivered after 2008 but before 2015, and vessels unaffected illustrated by vessels delivered after 2015. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of January 26, 2023, and Company assumptions Older vessels (non-eco) at risk 67% of Capesize vessels likely facing non-compliance by 2030 due to EEXI & CII C ap es iz e fle et a ve ra ge a ge ( ye ar s) Cum. scrapping candidates as % fleet2 # vessels scrapped p.a. Year (@ 20 years)(if scrapped @ 20 years) 1% 272023 3% 402024 6% 472025 9% 582026 12% 562027 14% 452028 20% 1102029 31% 2122030 44% 2512031 55% 2142032 1,385 ships – 67% N um be r o f C ap es iz e ve ss el s de liv er ed b y ye ar 10.3 5 6 7 8 9 10 11 12 0 50 100 150 200 250 300 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024 2026 Capesize delivery (LHS) Capesize avg. age (RHS)

13 The right ships 43% more CO2 efficient than a standard Capesize1 1. When running on LNG, basis 43 mT pr day fuel consumption and 3.2 CO2 pr mT for a 180k dwt 2014/15 built Capesize vessel and 28 mT pr day fuel consumption and 2.8 CO2 pr mT for a Himalaya newbuild. Source: Bloomberg and Company estimates . 2. Himalaya Shipping vessel is estimated to save 43% compared to a Bimco standard Cape, and realise a 25% saving through a carbon savings clause. CO2 pr day (mT) …well positioned for EU ETS commencing 2024² 138 78 180k dwt 2014/15 built Capesize vessel Himalaya Newcastlemax LNG propulsion (43%) CO2

14 1. 2022 average of the 5 T/C Routes for Baltic Capesize Index of $16,177. 2. Scrubber benefit based on VLSFO – HSFO spread of $236 basis Singapore bunkering for average January 2023. 3. Premium achieved will depend on the terms Himalaya Shipping is able to achieve in contracts entered into, including the variable scrubber earnings. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of January 26, 2023, Bloomberg and Company estimates Fuel flexibility unlocking premium potential vs. conventional vessels The right ships ~70% potential3 when reflecting theoretical size and fuel benefits combined with scrubber premium ~30% scrubber earnings premium potential2 26% lower laden fuel consumption • 43 mT3 BIMCO BCI 5TC 2014- built Capesize • 32 mT3 Himalaya DF LNG Newcastlemax 17% larger cargo intake • 175k tonnes BIMCO BCI 5TC 2014-built Capesize • 205k tonnes Himalaya DF LNG Newcastlemax 2022 average Capesize Index1 16 200 2 754 4 212 4 858 28 024 $/day

15 71.6 $mValue of ship (average purchase price) 63.1 "Financing (average debt financing)1 88%%Loan to purchase price 16,567 $/dayFixed bareboat day-rate2 841 $/dayScrubber financing3 6,300"Estimated Opex 732"Estimated SG&A 24,440"Estimated cash break-even (3,700)$/dayEstimated scrubber benefit when sailing4 (6,600)42%Earnings premium5 ~14,000$/dayCapesize equivalent cash break-even rate The right financing Estimated cash break-even of a fully delivered basis 1. Based on Company estimated average debt financing for 12 vessels, including scrubber financing for four vessels. 2. Blended fixed bareboat day-rate. 3. Floating interest rate scrubber financing for four vessels. 4. VLSFO – HSFO spread of $180 basis Singapore bunkering for average October 2023 for a consumption of 10,000 tons per year with 75% benefit to the Shipowner. 5. 8 index-linked charters with a contracted premium to BCI 5TC of 42%. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of January 26, 2023 and Company estimates Last upcycle Capesize rates vs. est. equivalent cash break-even 1 year Capesize timecharter rates 2003 – 2010, ($/day) 0 50,000 100,000 150,000 200,000 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 ~ 14,000 Oct 2008 118.4% Orderbook to fleet %Dec 2003 20.2% Orderbook to fleet %

Summary

1. **The right timing – record low orderbook and limited yard capacity**

2. **The right ships – reduction in CO_2 emissions[3] by >40% when running on LNG – earnings significant premium to Capesize index rates**

3. **The right financing – fixed interest rate interest secures low CBE**

4. **The right strategy – capital discipline and full alignment**



Sea trial Mount Norefjell, *November 2022*

1. Energy Efficiency Existing Ship Index (EEXI) and Carbon Intensity Indicator (CII) 2. Based on 6 index-linked charters with a contracted premium to BCI 5TC of 40-42% 3) Basis 43 mT pr day fuel consumption and 3.2 CO_2 pr mT for a 180k dwt 2014/15 built Capesize vessel and 28 mT pr day fuel consumption and 2.8 CO_2 pr mT for a Himalaya newbuild.

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